# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WisdomTree, Inc., CIK 0000880631
CUSIP: 97717P104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-002786
Filed by CIK 0001520619

## Reporting persons
- ETFS Capital Limited.: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 5,250,000; sole dispositive power 0; shared dispositive power 5,250,000; aggregate amount beneficially owned 5,250,000 (3.6% of the class)
- Tuckwell Graham: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 5,250,000; sole dispositive power 0; shared dispositive power 5,250,000; aggregate amount beneficially owned 5,250,000 (3.6% of the class)

## Item 1. Issuer
Name of issuer: WisdomTree, Inc.
Address of issuer's principal executive offices: 250 West 34th Street, 3rd Floor, New York, New York 10119

## Item 2. Person Filing
Name of person filing:
ETFS Capital Limited ("ETFS")

Graham Tuckwell ("Mr. Tuckwell", and together with ETFS, the "Reporting Persons")
Address of principal business office or, if none, residence:
ETFS Capital Limited
Ordnance House, 31 Pier Road, St. Helier, Jersey JE2 4XW

Graham Tuckwell
43 Mary Street, Hawthorn, VIC 3122 Australia
Citizenship:
ETFS Capital Limited
Jersey

Graham Tuckwell
Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on August 20, 2025, through the close of business on the date hereof:

(i) ETFS directly beneficially owned 5,250,000 Shares.

(ii) As the controlling shareholder of ETFS, Mr. Tuckwell may be deemed the beneficial owner of the 5,250,000 Shares directly beneficially owned by ETFS.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 147,107,121 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

As of the close of business on August 20, 2025, through the close of business on the date hereof:

(i) ETFS may be deemed to beneficially own approximately 3.6% of the outstanding Shares; and

(ii) Mr. Tuckwell may be deemed to beneficially own approximately 3.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on November 21, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ETFS Capital Limited.: /s/ Graham Tuckwell, Graham Tuckwell, Chairman (08/29/2025)
- Tuckwell Graham: /s/ Graham Tuckwell, Graham Tuckwell (08/29/2025)